Exhibit 11(a)(49)

                        NiSource Testimony before the
                   Ohio House Public Utilities Committee
                              October 19, 1999


        Good afternoon. My name is Mark Maassel, vice president of regulatory and government policy at NiSource. Thank you for this opportunity to discuss House Bill 452 here today. As a senior officer at NiSource, I have first-hand experience in utility mergers and acquisitions and, in fact, led the successful NiSource merger with Bay State Gas/Northern Utilities which are located in Massachusetts, Maine and New Hampshire. That merger like others in industries across the country had its share of tensions and give and take, but eventually we came together and because of it we have reduced costs of gas to customers, provided increased opportunities for employees of all NiSource companies and made an investment in gas infrastructure to bring new gas into the Northeast. That's what our mergers are about, bringing greater benefits to the citizens and customers whom we serve, opportunities for employees and increased shareholder value while working closely with state and federal regulatory bodies.

        It's because we respect the role of lawmakers and regulators that I can say that we are NOT here to oppose Representative David Goodman's bill. In fact, we have always tried to communicate with state officials, legislators, customers and community leaders that we understand Ohio's interest in this transaction. Therefore we have supported the concepts in Representative Goodman's legislation.

        We realize that the testimony you have heard to date raises concerns about the perceived pain that comes from a contentious merger process. It is common in developing a merger of strong companies to
   have some contentious communications.   Here, this contentious
   discussion is more public than in most mergers, but deals with issues common to all mergers. It also directs attention away from the central point, the merger of this Indiana-based company and this Virginia-based company, NiSource and Columbia Energy Group, which will bring vital benefits to the citizens and customers of Ohio.

        There is no question that today Columbia Energy Group of Herndon, Virginia is a very fine company with programs that deliver a vital, environmentally friendly product. But in this fast changing world, individual companies like NiSource and Columbia will find it more and more difficult to remain competitive. Combining efforts as we're suggesting in our merger, improves the ability to provide natural gas and other products at competitive prices thus benefiting customers.

        A merger of NiSource and Columbia will build Columbia's competitive edge in selling and delivering gas in the nation's marketplace.

        Let me tell you about NiSource.





        NiSource is a responsible corporate citizen, a good employer and dedicated to community involvement. In fact, NiSource supports our employee's involvement in communities and gives millions of dollars back to the community through charitable initiatives.

        We are pro-environment and the first utility company to attain ISO-14000 environmental quality certification for all our facilities.

        Let me touch on some of the details of our proposed merger with Columbia. First of all, Columbia Energy Group and NiSource assets and market areas are complementary, resulting in no overlaps within our combined system. Together, we create a powerful energy platform within a corridor stretching from the Gulf Coast, through the Midwest and into the Northeast. As the largest gas company east of the Rockies, NiSource will create new products and expanded gas capacity which will benefit customers.

        Our success in building our business has been predicated on employing the skills and experience of the management team and employee base present within the companies with which we have merged. Therefore, we are inviting five Columbia directors, including Rick Richard, to join an expanded NiSource Board and Mr. Richard to become vice-chairman of the Board. We also expect to retain the heads of all critical operating units and the headquarters for those units. Thus, Columbia Gas of Ohio will continue to be managed by people located here in Columbus.

        Of equal importance, consumers will benefit from the merger in a variety of ways.

        Columbia Energy Group has long sought to achieve "economic democratization", allowing customers to choose which company supplies them with natural gas. With this merger, Columbia's excellent "Choice" program will be maintained and reinforced. Much like Columbia, NiSource was the first to launch a "Choice" program in our home state of Indiana. NiSource is already bringing lower prices to Ohio consumers. We participate in Ohio's Choice program through our subsidiary, Energy USA, and we are proud to say that our price for gas was the lowest fixed price of any provider listed in the Public Utility Commission's "Apples to Apples" price comparison. In fact, our price was a full 10 percent lower than the listed price of gas to Columbia Gas of Ohio customers.

        In addition, the cost of gas for the customers of NiSource subsidiary Northern Indiana Public Service Company (NIPSCO), has consistently been lower than the cost of gas to Columbia Gas of Ohio customers.




   NIPSCO COLUMBIA ENERGY COMPARISON

     Gas Cost/Unit    1994             1995             1996             1997             1998
     -------------    ----             ----             ----             ----             ----

     NIPSCO           $2.90            $2.65            $3.02            $3.16            $2.63

     Columbia         $3.92            $3.24            $3.82            $4.42            $3.72

     Difference       ($1.02)          ($0.59)          ($0.80)          ($1.26)          ($1.09)


        As I noted above, we are committed to bringing lower cost gas to customers of all NiSource gas distribution companies. Thus, while gas costs at Bay State Gas were historically higher then those at NIPSCO, we have already reduced gas costs for Bay State customers. We have also made substantial investments in infrastructure to bring in new supplies of gas. We bring a similar philosophy to Columbia Energy Group.

        With regard to House Bill 452, NiSource fully supports the
   concept embodied by the legislation.   We firmly believe that a
   "change in control" of a natural gas or any other utility operating in Ohio can be an appropriate subject for regulatory review. In fact, we stated in the tender document itself that NiSource would obtain all necessary approvals within Ohio (and in other jurisdictions) before buying the shares of Columbia Energy Group. We have reiterated this position in conversations and in letters since that time. In short, NiSource supports legislation which clarifies the PUCO's key role in any such transaction.

        We would like to highlight issues we see in House Bill 452. The mechanism currently contemplated by House Bill 452 may not provide all of the information necessary for the Commission to make a thorough review of an acquisition. For the PUCO to fully evaluate any proposed transaction and make a reasoned and objective review, the Commission must have all relevant facts before it. Therefore, NiSource is proposing several changes to the legislation currently before you.

        First, the filing with the PUCO should occur prior to an acquisition of a utility but after a tender offer has been made. Because utility mergers evolve like any other business transaction, the facts and information at the time of a tender offer may change as the transaction develops. A good example was the October 17 announcement by NiSource which increased the offer price, expanded the NiSource Board to add five current Columbia directors, invited Columbia Chairman Rick Richard to be vice-chairman at NiSource, and indicated that heads of all key operating units would be retained.
   The PUCO would be in a better position to review a transaction when it is clear there is going to be a transaction, when the terms of the merger have been established and there is full information from both parties. This is the procedure currently used by the PUCO in reviewing mergers.





        Second, PUCO must have the ability to gather information from all parties. Thus the parties to the proposed merger should be required to engage in an accelerated process so that all pertinent information can be made available to the Commission in conjunction with the filing required by the legislation. Again, such a change would put the PUCO in a better position to review a transaction, so that the Commission is not making its review in a vacuum. If both parties are required to produce information that would be necessary or useful to the PUCO, the Commission will be better able to evaluate whether the merger will truly promote public convenience and protect consumers.

        Finally, there are some concerns that House Bill 452, as drafted, may have an unconstitutional retroactive effect. I would strongly urge that the Ohio Legislature not take a step which may be unconstitutional. However, as I have previously stated, NiSource is prepared to discuss this transaction openly with all interested groups. Thus, if this language is removed, I will commit that NiSource will voluntarily submit to the PUCO review envisioned in House Bill 452.

        The changes I have outlined would protect the integrity of the process before the Commission giving Ohio a procedure that can be used, not just in the current NiSource-Columbia Energy situation, but in years to come for any other proposed natural gas utility mergers. To guarantee a procedure that truly protects Ohio consumers, it is vital that the Commission's review of any transaction be made upon ALL of the relevant facts and information. NiSource is happy to work with the Committee on amendments.

        As a final matter, I would like to directly respond to the comments made last week by Representative Goodman. NiSource strongly
   believes that a NiSource   Columbia merger would be good for Ohio and
   therefore we welcome the opportunity to stand before the PUCO and testify to that effect or to meet with any appropriate interested parties. In fact, with or without this bill, when NiSource is successful in signing a merger agreement with Columbia Energy Group, it will appear before the PUCO prior to any change in control for the Commission's review of the acquisition.

        In closing, let me say once again that we support the concept outlined in House Bill 452, and we would support a full and appropriate review of our merger by the Public Utilities Commission at the moment in time that any other utility merger would be reviewed, when the parties have completed their delicate merger negotiations.

        We look forward to building a partnership with Ohio lawmakers, regulators and consumers as we enter the 21st century.

        Thank you for your time and attention.